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                              November 10, 2020

       Steve Rubakh
       Chief Executive Officer
       Integrated Ventures, Inc.
       73 Buck Road, Suite 2
       Huntingdon Valley, PA 19006

                                                        Re: Integrated
Ventures, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 22,
2020
                                                            File No. 333-249596

       Dear Mr. Rubakh:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. We note that you have attempted to register the resale of common stock underlying the convertible promissory
note that you issued to Eagle Equities, LLC on August 4, 2020. It appears that you have
not completed the private placement of the convertible note and that, therefore,
registration of the common stock is not permissible at this time. In this regard, we note that
Eagle Equities does not appear to be irrevocably bound to purchase the securities; for
example, we note that the purchase agreement and note are assignable.
                                                        In addition, Eagle
Equities does not appear to be at market risk for the unissued shares; for example, we note that
you have agreed to reduce the conversion price of the note and the par value of your
common stock in certain cases. Finally, it is premature to register the resale of the
underlying common stock at this time, because the closing of the private
 Steve Rubakh
Integrated Ventures, Inc.
November 10, 2020
Page 2
         placement will not necessarily occur within a short time after effectiveness of the registration statement; in this regard, we note that Eagle Equities is permitted to purchase the Unfunded Balance until February 4, 2022.

         Please withdraw your registration statement and complete the private placement of the convertible note or amend your registration statement to reflect a primary offering at a fixed price. In any subsequent registration statement or amendment, revise to state that
         Eagle Equities is acting as an underwriter, or tell us why it should not be identified as such. Alternatively, please provide us with a detailed legal analysis as to why the offering
         Eagle Equities should properly be regarded as a secondary offering. Refer to Securities
         Act Sections Compliance and Disclosure Interpretation 139.11.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222
with any questions.



FirstName LastNameSteve Rubakh                                 Sincerely,
Comapany NameIntegrated Ventures, Inc.
                                                               Division of
Corporation Finance
November 10, 2020 Page 2                                       Office of Trade
& Services
FirstName LastName